Paul*Hastings*

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com


06013634

File No.: 82-34801


SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C. 156 SECTION

011-81-3-6229-6014
howardcheng@paulhastings.com

May 16, 2006

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

SUPPL

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

5/23

TKO # 73210.13

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE APRIL 29, 2006

May 15, 2006

A. ENGLISH LANGUAGE DOCUMENTS

1. Revision dated on May 15, 2006 for Financial Report issued on April 20, 2006 for the year ended March 31, 2006 (Exhibit 1).

2. Revision dated on May 15, 2006 for Quarterly Financial Report issued on April 20, 2006 for the 4th quarter, three months ended March 31, 2006 (Exhibit 2).

B. JAPANESE LANGUAGE DOCUMENTS

1. Revision dated on May 12, 2006 for Financial Report issued on April 20, 2006 for the year ended March 31, 2006 (Exhibit 3). English translation also attached (Exhibit 1).

2. Revision dated on May 12, 2006 for Quarterly Financial Report issued on April 20, 2006 for the 4th quarter, three months ended March 31, 2006 (Exhibit 4). English translation also attached (Exhibit 2).


SEC MAIL PROCESSING
RECEIVED
MAY 2006
WASH. D.C.
192
SECTION

HOYA

平成 18 年 5 月 12 日

各　位

会　社　名　　ＨＯＹＡ株式会社
代 表 者 名　　代表執行役ＣＥＯ　　鈴木　　洋
（コード番号　7741　東証第一部）
問 合 せ 先　　ＩＲ・広報グループ　伊藤　直司
（ＴＥＬ　03-3952-1160）

（訂正）平成 18 年 3 月期決算短信（連結）

平成 18 年 4 月 20 日に開示いたしました「平成 18 年 3 月期　決算短信（連結）」に、一部訂正がありますのでお知らせいたします。

記

1．訂正資料

平成 18 年 3 月期決算短信（連結）

2．訂正内容

※今回の訂正は、1 株当たり当期純利益の訂正が主ですが、これは 1 株当たりの数値を算出する過程で計算に誤りがあったための訂正であり、業績そのものの修正ではありません。


SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH, D.C.
192
SECTION

＜1ページ（表紙）＞決算短信（連結）

(1)連結経営成績

1 株当たり当期純利益（平成 18 年 3 月期）
訂正前（誤）　176 円 54 銭
訂正後（正）　171 円 71 銭

潜在株式調整後 1 株当たり当期純利益（平成 18 年 3 月期）
訂正前（誤）　175 円 98 銭
訂正後（正）　171 円 08 銭

株主資本当期純利益率（平成 18 年 3 月期）
訂正前（誤）　27.2％
訂正後（正）　27.1％

（注）②期中平均株式数（連結）（平成 18 年 3 月期）
訂正前（誤）　427,953,164 株
訂正後（正）　440,007,888 株

以下、添付資料

<6ページ>　(3)　経営成績、財政状態及びキャッシュ・フローの状況

1．経営成績　①全般の状況　上から5行目

訂正前（誤）・1株当たり当期純利益　：　176.54円　（前期比、402.30円減）

訂正後（正）・1株当たり当期純利益　：　171.71円　（前期比、407.13円減）

<7ページ>　第一段落2行目

訂正前（誤）・当期は、・・・・増益となりました。ビジョンケア部門では、メガネレンズは特に海外市場で新製品を含め高付加価値製品の販売の拡大を継続し、増益となりました。ヘルスケア部門は遠近両用コンタクトレンズ、軟性眼内レンズ等の高機能製品が引き続き好調に推移し増益となりました。その結果・・・

訂正後（正）・当期は、・・・・増益となりました。アイケア分野では、メガネレンズが特に海外市場で新製品を含め高付加価値製品の販売の拡大を継続し、増益となりました。その結果・・・

<7ページ>　第二段落1行目

訂正前（誤）・1株当たり当期純利益は176円54銭となりました。なお当社では・・・

訂正後（正）・1株当たり当期純利益は171円71銭となりました。なお当社では・・・

<13ページ>　（4）連結財務諸表等　2．連結損益計算書　表の最下段

		当　期 自　平成17年4月1日 至　平成18年3月31日	前　期 自　平成16年4月1日 至　平成17年3月31日	増　減
訂正前（誤）	1株当たり 当期純利益	176.54円	578.84円	△402.30円
訂正後（正）	1株当たり 当期純利益	171.71円	578.84円	△407.13円

<14ページ>　[株式の分割に係る注記]　上部の表

		当　期 自　平成17年4月1日 至　平成18年3月31日	前　期 自　平成16年4月1日 至　平成17年3月31日	増　減
訂正前（誤）	1株当たり当期純利益	176.54円	144.71円	31.83円
	潜在株式調整後 1株当たり当期純利益	175.98円	144.38円	31.60円
訂正後（正）	1株当たり当期純利益	171.71円	144.71円	27.00円
	潜在株式調整後 1株当たり当期純利益	171.08円	144.38円	26.70円

＜２７ページ＞（7）平成18年3月期　個別財務諸表の概要

(1)経営成績

1株当たり当期純利益（平成18年3月期）

訂正前（誤）　51円55銭

訂正後（正）　50円14銭

潜在株式調整後1株当たり当期純利益（平成18年3月期）

訂正前（誤）　51円39銭

訂正後（正）　49円96銭

（注）①期中平均株式数（平成18年3月期）

訂正前（誤）　427,953,164株

訂正後（正）　440,007,888株

(2)配当状況

配当性向

訂正前（誤）　116.4％

訂正後（正）　119.7％

＜３０ページ＞（８）個別財務諸表等　２．損益計算書　表の最下段

		当　期 自　平成17年4月1日 至　平成18年3月31日	前　期 自　平成16年4月1日 至　平成17年3月31日	増　減
訂正前（誤）	1株当たり 当期純利益	51.55円	225.55円	△174.00円
訂正後（正）	1株当たり 当期純利益	50.14円	225.55円	△175.41円

＜３１ページ＞［株式の分割に係る注記］上部の表

		当　期 自　平成17年4月1日 至　平成18年3月31日	前　期 自　平成16年4月1日 至　平成17年3月31日	増　減
訂正前 （誤）	1株当たり当期純利益 潜在株式調整後 1株当たり当期純利益	51.55円 51.39円	56.38円 56.26円	△4.83円 △4.87円
訂正後 （正）	1株当たり当期純利益 潜在株式調整後 1株当たり当期純利益	50.14円 49.96円	56.38円 56.26円	△6.24円 △6.30円

以　上

HOYA

平成 18 年 5 月 12 日

各　位

会　社　名　　ＨＯＹＡ株式会社
代 表 者 名　　代表執行役ＣＥＯ　　鈴木　　洋
（コード番号　7741　東証第一部）
問 合 せ 先　　ＩＲ・広報グループ　伊藤　直司
（ＴＥＬ　03-3952-1160）

（訂正）平成 18 年 3 月期第 4 四半期財務・業績の概況（連結）

平成 18 年 4 月 20 日に開示いたしました「平成 18 年 3 月期　第 4 四半期財務・業績の概況（連結）」に、一部訂正がありますのでお知らせいたします。

記

１．訂正資料
平成 18 年 3 月期第 4 四半期財務・業績の概況（連結）

２．訂正内容
※今回の訂正は、1 株当たり四半期純利益の訂正が主ですが、これは 1 株当たりの数値を算出する過程で計算に誤りがあったための訂正であり、業績そのものの修正ではありません。

＜1ページ（表紙）＞第４四半期財務・業績の概況（連結）

２．平成 18 年 3 月期第 4 四半期の業績概況
(1)　経営成績（連結）の進捗状況
1 株当たり四半期純利益（平成 18 年 3 月期）
訂正前（誤）　38 円 65 銭
訂正後（正）　38 円 21 銭


SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C.
192
SECTION

潜在株式調整後 1 株当たり四半期純利益（平成 18 年 3 月期）
訂正前（誤）　38 円 47 銭
訂正後（正）　38 円 03 銭

以下、添付資料

＜2ページ＞　(1)　経営成績、財政状態及びキャッシュ・フローの状況

１．当第 4 四半期の経営成績　①全般の状況
上から 2 行目
訂正前（誤）・営業利益　：　240 億 4 千 3 百万円　（前年同期比、25.6％減）
訂正後（正）・営業利益　：　240 億 4 千 3 百万円　（前年同期比、25.6％増）

上から５行目

訂正前（誤）・1株当たり四半期純利益　：　38.65円　（前年同期比、96.53円減）

訂正後（正）・1株当たり四半期純利益　：　38.21円　（前年同期比、96.97円減）

＜3ページ＞　第二段落１行目

訂正前（誤）・1株当たり四半期純利益は38円65銭となりました。なお当社では、・・・

訂正後（正）・1株当たり四半期純利益は38円21銭となりました。なお当社では、・・・

＜8ページ＞　（２）四半期連結財務諸表等　２．連結損益計算書　表の最下段

		当第4四半期 自　平成18年1月1日 至　平成18年3月31日	前第4四半期 自　平成17年1月1日 至　平成17年3月31日	増　減
訂正前（誤）	1株当たり 四半期純利益	38.65円	135.18円	△96.53円
訂正後（正）	1株当たり 四半期純利益	38.21円	135.18円	△96.97円

＜9ページ＞　[株式の分割に係る注記]　上部の表

		当第4四半期 自　平成18年1月1日 至　平成18年3月31日	前第4四半期 自　平成17年1月1日 至　平成17年3月31日	増　減
訂正前 （誤）	1株当たり四半期純利益	38.65円	33.79円	4.86円
	潜在株式調整後 1株当たり四半期純利益	38.47円	33.71円	4.76円
訂正後 （正）	1株当たり四半期純利益	38.21円	33.79円	4.42円
	潜在株式調整後 1株当たり四半期純利益	38.03円	33.71円	4.32円

＜21ページ＞　（４）販売の状況（四半期連結部門別売上高明細表）

当第4四半期の、エレクトロオプティクス部門の海外販売の実績と前年同期比増減　＜※この点のみ平成18年4月21日付で訂正届出済みですが、参考のため一緒に掲載しました。＞

訂正前　（誤）

	当第4四半期		前第4四半期		増　減	
	金　額	構成比％	金　額	構成比％	金　額	増減率％
海　外	22,375	44.4	19,987	48.8	2,388	11.9

訂正後　（正）

	当第4四半期		前第4四半期		増　減	
	金　額	構成比％	金　額	構成比％	金　額	増減率％
海　外	27,375	54.4	19,987	48.8	7,388	37.0

以　上

HOYA

May 15, 2006

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Revision for Financial Report for the year ended March 31, 2006

We have revised the Financial Report for the year ended March 31, 2006 announced on April 20, 2006 as follows.

1. Material to be revised
   Financial Report for the year ended March 31, 2006

2. Details of revision
   This time mainly net income per share was revised. This is because an error was found in calculation of per share data. This is not a revision of earnings itself.

<Page 1-cover page->
Annual Financial Highlights (unaudited): the year ended March 31, 2006
Performance for the year ended March 31, 2006 (HOYA CORPORATION and consolidated subsidiaries)
(1) Results of Operations
Basic net income per share (Yen)
Before revision (wrong) : 176.54 yen
After revision (correct) : 171.71 yen

Ref: Performance of HOYA CORPORATION for the year ended March 31, 2006
EPS (Yen)
Before revision (wrong) : 51.55 yen
After revision (correct) : 50.14 yen


SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C.
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SECTION

The following corrections were made for the attached information

＜Page 6＞

3. Business Overview

3-1. Results of Operations

(1) General Overview

Results of Operations

EPS(Yen)

Before revision (wrong) : 176.54 yen

After revision (correct) : 171.71 yen

＜Page 7＞

First line of the second paragraph

Before revision (wrong) : Net income per share for term under review was 176.54 yen.

After revision (correct) : Net income per share for term under review was 171.71 yen.

＜Page 13＞

(2) Consolidated Statements of Income

Last line from the bottom of the Consolidated Statements of Income.

	Mar.31,2006	Mar.31,2005	Variance
Before revision (wrong) : Basic net income per share (Yen)	176.54	578.84	-402.30
After revision (correct) : Basic net income per share (Yen)	171.71	578.84	-407.13

＜Page 14＞ Notes Relating to Stock Split

Before revision (Wrong)

	Years ended Mar.31		
	2006	2005	Variance
Basic net income per share(Yen)	176.54	144.71	31.83
Diluted net income per share(Yen)	175.98	144.38	31.60

After revision (Correct)

	Years ended Mar.31		
	2006	2005	Variance
Basic net income per share(Yen)	171.71	144.71	27.00
Diluted net income per share(Yen)	171.08	144.38	26.70

HOYA

May 15, 2006

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Revision for Quarterly Report for the 4th Quarter, three months ended March 31, 2006

We have revised the Quarterly Report for the 4th Quarter, three months ended March 31, 2006, announced on April 20, 2006 as follows.

1. Material to be revised

Quarterly Report : 4th Quarter for three months ended March 31, 2006

2. Details of revision

This time mainly net income per share was revised. This is because an error was found in calculation of per share data. This is not a revision of earnings itself.

<Page 1-cover page->

Quarterly Financial Highlights (unaudited): the three months ended March 31, 2006

(1) Results of Operations

Basic net income per share (Yen) for the three months ended March 31, 2006

Before revision (wrong) : 38.65 yen

After revision (correct) : 38.21 yen

The following corrections were made for the attached information


SEC MAIL
RECEIVED
PROCESSING
MAY 17 2006
WASH. D.C.
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<Page 2>

1. Business Overview

1. Results of Operations

1) General Overview

Fifth line from the top

Before revision (wrong) : Net income per share (Yen) 38.65

After revision (correct) : Net income per share (Yen) 38.21

<Page 3>

First line of the second paragraph

Before revision (wrong) : Net income per share for quarter under review was 38.65 yen.

After revision (correct) : Net income per share for quarter under review was 38.21 yen.

<Page 8>

(2) Consolidated Statements of Income

Last line from the bottom of the Consolidated Statements of Income.

		Mar.31,2006	Mar.31,2005	Variance
Before revision (wrong)	: Net income per share (Yen)	38.65	135.18	‑96.53
After revision (correct)	: Net income per share (Yen)	38.21	135.18	‑96.97

<Page 9>

Notes Relating to Stock Split

Before revision (Wrong)	Three months ended Mar.31			Three months ended
	2006	2005	Variance	Dec.31,2005
Basic net income per share(Yen)	38.65	33.79	27.00	46.20
Diluted net income per share(Yen)	38.47	33.71	26.70	46.01

After revision (Correct)	Three months ended Mar.31			Three months ended
	2006	2005	Variance	Dec.31,2005
Basic net income per share(Yen)	38.21	33.79	4.42	46.20
Diluted net income per share(Yen)	38.03	33.71	4.32	46.01